UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

Syndax Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87164F105
(CUSIP Number)

December 20, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87164F105

1		NAME OF REPORTING PERSONS Frazier Life Sciences Public Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,583,927 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,583,927 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,927 shares (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 0 ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Consists of 1,583,927 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 49,392,123 shares of Common Stock outstanding on November 11, 2021 as set forth in the Issuer’s Form 10Q for the period ending September 30, 2021, filed with the SEC on November 15, 2021.

CUSIP No. 87164F105

1		NAME OF REPORTING PERSONS FHMLSP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,583,927 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,583,927 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,927 shares (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 0 ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Consists of 1,583,927 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 49,392,123 shares of Common Stock outstanding on November 11, 2021 as set forth in the Issuer’s Form 10Q for the period ending September 30, 2021, filed with the SEC on November 15, 2021.

CUSIP No. 87164F105

1		NAME OF REPORTING PERSONS FHMLSP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,583,927 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,583,927 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,927 shares (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) \ ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
Consists of 1,583,927 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 49,392,123 shares of Common Stock outstanding on November 11, 2021 as set forth in the Issuer’s Form 10Q for the period ending September 30, 2021, filed with the SEC on November 15, 2021.

CUSIP No. 87164F105

1		NAME OF REPORTING PERSONS Frazier Life Sciences X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,188,135 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,188,135 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,188,135 shares (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 0 ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Consists of 1,188,135 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick Heron and James Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 49,392,123 shares of Common Stock outstanding on November 11, 2021 as set forth in the Issuer’s Form 10Q for the period ending September 30, 2021, filed with the SEC on November 15, 2021.

CUSIP No. 87164F105

1		NAME OF REPORTING PERSONS FHMLS X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,188,135 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,188,135 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,188,135 shares (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 0 ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Consists of 1,188,135 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick Heron and James Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 49,392,123 shares of Common Stock outstanding on November 11, 2021 as set forth in the Issuer’s Form 10Q for the period ending September 30, 2021, filed with the SEC on November 15, 2021.

CUSIP No. 87164F105

1		NAME OF REPORTING PERSONS FHMLS X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,188,135 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,188,135 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,188,135 shares (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 0 ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
Consists of 1,188,135 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick Heron and James Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 49,392,123 shares of Common Stock outstanding on November 11, 2021 as set forth in the Issuer’s Form 10Q for the period ending September 30, 2021, filed with the SEC on November 15, 2021.

CUSIP No. 87164F105

1		NAME OF REPORTING PERSONS James N. Topper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,772,062 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,772,062 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,062 shares (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 0 ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Consists of (i) 1,188,135 shares of Common Stock held directly by Frazier Life Sciences X, L.P. and (ii) 1,583,927 Shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 49,392,123 shares of Common Stock outstanding on November 11, 2021 as set forth in the Issuer’s Form 10Q for the period ending September 30, 2021, filed with the SEC on November 15, 2021.

CUSIP No. 87164F105

1		NAME OF REPORTING PERSONS Patrick J. Heron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,772,062 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,772,062 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,062 shares (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 0 ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Consists of (i) 1,188,135 shares of Common Stock held directly by Frazier Life Sciences X, L.P. and (ii) 1,583,927 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 49,392,123 shares of Common Stock outstanding on November 11, 2021 as set forth in the Issuer’s Form 10Q for the period ending September 30, 2021, filed with the SEC on November 15, 2021.

CUSIP No. 87164F105

1		NAME OF REPORTING PERSONS Albert Cha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,583,927 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,583,927 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,927 shares (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 0 ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Consists of 1,583,927 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 49,392,123 shares of Common Stock outstanding on November 11, 2021 as set forth in the Issuer’s Form 10Q for the period ending September 30, 2021, filed with the SEC on November 15, 2021.

CUSIP No. 87164F105

1		NAME OF REPORTING PERSONS James Brush
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,583,927 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,583,927 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,927 shares (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 0 ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Consists of 1,583,927 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 49,392,123 shares of Common Stock outstanding on November 11, 2021 as set forth in the Issuer’s Form 10Q for the period ending September 30, 2021, filed with the SEC on November 15, 2021.

CUSIP No. 87164F105

Item 1(a).	Name of Issuer:	Syndax Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 35 Gatehouse Drive, Building D, Floor 3, Waltham, Massachusetts 02451.

Item 2(a).	Name of Person Filing:

The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences X, L.P. (“FLS X”)
FHMLS X, L.P. (“FHMLS-X L.P.”)
FHMLS X, L.L.C. (“FHMLS-X LLC”)
Frazier Life Sciences Public Fund L.P. (“FLSPF”)
FHMLSP, L.P.
FHMLSP, L.L.C.
James N. Topper (“Topper”)
Patrick J. Heron (“Heron”)
Albert Cha (“Cha”)
James Brush (“Brush” and together with Topper, Heron and Cha, the “Members”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address and principal business office of the Reporting Persons is:

c/o Frazier Healthcare Partners
601Union Street, Suite 3200
Seattle, Washington 98101

Item 2(c).	Citizenship:

Entities:	FLS X FHMLS-X L.P. FHMLS-X LLC FLSPF FHMLSP, L.P. FHMLSP, L.L.C.	Delaware, U.S.A. Delaware, U.S.A. Delaware, U.S.A. Delaware, U.S.A. Delaware, U.S.A. Delaware, U.S.A.

Individuals:	Topper Heron Cha Brush	- United States Citizen - United States Citizen - United States Citizen - United States Citizen

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

CUSIP No. 87164F105

Item 2(e).	CUSIP Number:

87164F105

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78.o);
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S. C. 78c);
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S. C. 78c)
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Invesbment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K);

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person
(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP No. 87164F105

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following □.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 87164F105

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 23, 2021	FRAZIER LIFE SCIENCES X, L.P. By FHMLS X, L.P., its general partner By FHMLS X, L.L.C., its general partner By: /s/ Steve R. Bailey Steve R. Bailey, Chief Financial Officer
Date: December23, 2021	FMHLS X, L.P. By FHMLS X, L.L.C., its general partner By: /s/ Steve R. Bailey Steve R. Bailey, Chief Financial Officer
Date: December 23, 2021	FMLHS X, L.L.C. By: /s/ Steve R. Bailey Steve R. Bailey, Chief Financial Officer
Date: December 23, 2021	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P. By FHMLSP, L.P., its general partner By FHMLSP, L.L.C., its general partner By: /s/ Steve R. Bailey Steve R. Bailey, Chief Financial Officer
Date: December 23, 2021	FHMLSP, L.P. By FHMLSP, L.L.C., its general partner By: /s/ Steve R. Bailey Steve R. Bailey, Chief Financial Officer

CUSIP No. 87164F105

Date: December 23, 2021	FHMLSP, L.L.C By: /s/ Steve R. Bailey Steve R. Bailey, Chief Financial Officer
Date: December 23, 2021	By: * James N. Topper
Date: December 23, 2021	By: * Patrick J. Heron
Date: December 23, 2021	By: ** Albert Cha
Date: December 23, 2021	By: ** James Brush
Date: December 23, 2021	*By: /s/ Steve R. Bailey Steve R. Bailey, as Attorney-in-Fact

*This Schedule 13G was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on February 24, 2017.
** This Schedule 13G was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.